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TABLE OF CONTENTS Prospectus Supplement
TABLE OF CONTENTS 2

CALCULATION OF REGISTRATION FEE

        Filed Pursuant to Rule 424(b)(2)
Registration No. 333-161521

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum offering price per unit	Amount of registration fee(1)

4.70% Senior Notes, Series due May 15, 2020	$550,000,000	99.676%	$548,218,000	$39,088

(1)
The filing fee, calculated in accordance with Rule 457(r) under the Securities Act of 1933, has been transmitted to the Securities and Exchange Commission in connection with the securities offered by means of this prospectus supplement.

Prospectus Supplement to Prospectus dated August 24, 2009.

$550,000,000

XCEL ENERGY INC.

4.70% Senior Notes, Series due May 15, 2020

        This is an offering of $550,000,000 of 4.70% Senior Notes, Series due May 15, 2020 to be issued by Xcel Energy Inc., a Minnesota corporation. We will pay interest on the notes on May 15 and November 15 of each year. The first such payment will be made on November 15, 2010. The notes will mature on May 15, 2020. The notes will be issued only in denominations of $1,000 and integral multiples thereof. We may redeem the notes at any time, in whole or in part, at the redemption price described in this prospectus supplement. The notes are unsecured, senior obligations of Xcel Energy Inc.

        The notes will not be listed on any securities exchange or included in any automated quotation system. Currently, there is no public market for the notes. Please read the information provided under the caption "Supplemental Description of the Senior Notes" in this prospectus supplement and under the caption "Description of Senior Debt Securities" in the accompanying prospectus for a more detailed description of the notes.

        Investing in the notes involves risks. See "Risk Factors" beginning on page S-4 of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Discount	Proceeds to Us(2)

Per Note	99.676%	0.650%	99.026%
Total	$548,218,000	$3,575,000	$544,643,000

(1)
Plus accrued interest, if any, from May 13, 2010.

(2)
Before deduction of expenses payable by us estimated at $375,000.

        The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on or about May 13, 2010.

Joint Book-Running Managers

Barclays Capital	Morgan Stanley	UBS Investment Bank

Co-Managers
Scotia Capital	US Bancorp

Prospectus Supplement dated May 10, 2010.

        This document is made up of two parts. The first part is the prospectus supplement, which describes our business and the specific terms of the notes offered. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

        You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we provide to you. We have not authorized anyone to provide you with different information and if given, you should not rely on it. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement, the accompanying prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

        If this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on the information in this prospectus supplement.

Prospectus Supplement

Prospectus

i

PROSPECTUS SUPPLEMENT SUMMARY

        The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus supplement and the accompanying prospectus. This summary highlights selected information from this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information you should consider before investing in the notes offered by this prospectus supplement. You should carefully read this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, which are described under the caption "Where You Can Find More Information" in the accompanying prospectus. In this prospectus supplement, except as otherwise indicated or as the context otherwise requires, the "Company," "we," "us" and "our" refer to Xcel Energy Inc., a Minnesota corporation.

The Company

        We are a public utility holding company with four utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation, which serves approximately 1.4 million electric customers and approximately 500,000 gas customers in Minnesota, North Dakota and South Dakota; (ii) Public Service Company of Colorado, a Colorado corporation, which serves approximately 1.4 million electric customers and approximately 1.3 million gas customers in Colorado; (iii) Southwestern Public Service Company, a New Mexico corporation, which serves approximately 396,000 electric customers in portions of Texas and New Mexico; and (iv) Northern States Power Company, a Wisconsin corporation, which serves approximately 249,000 electric customers and approximately 105,000 gas customers in northwestern Wisconsin and the western portion of the Upper Peninsula of Michigan.

        We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc.

        Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number at that location is (612) 330-5500.

 The Offering

        The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including "Supplemental Description of the Senior Notes," and the accompanying prospectus, including "Description of Senior Debt Securities," and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Issuer	Xcel Energy Inc.
Securities Offered	$550,000,000 principal amount of 4.70% Senior Notes, Series due May 15, 2020.
Maturity	May 15, 2020.
Interest Rate	4.70% per year.
Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2010.
Ranking
The notes will be our unsecured and unsubordinated obligations. The notes will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and will rank senior to any of our subordinated indebtedness. As of March 31, 2010, we have one series of junior subordinated debt in the aggregate principal amount of $400 million outstanding and our unsecured and unsubordinated indebtedness was approximately $900 million. The senior debt securities will be subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of March 31, 2010, we had no secured indebtedness.

The notes are effectively subordinated to all existing and future obligations of our subsidiaries. As of March 31, 2010, our subsidiaries had approximately $16.4 billion of indebtedness and other liabilities outstanding.
Optional Redemption
At any time prior to November 15, 2019, we may redeem the notes in whole or in part, at a "make whole" redemption price equal to the greater of (i) 100% of the principal amount of such notes being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after November 15, 2019, we may redeem the notes, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

Sinking Fund	None.
Reopening of the Series
We may, from time to time, without notice to or consent of the holders of the notes, create and issue additional debt securities having the same terms as, and ranking equally and ratably with, the notes in all respects except for the price to public and issue date.
Use of Proceeds
We intend to add the net proceeds from the sale of the notes offered hereby to our general corporate funds and use those proceeds to repay commercial paper and fund equity investments in one or more of our utility subsidiaries. As of April 26, 2010, we had approximately $498 million of outstanding commercial paper on a consolidated basis, which included approximately $292 million of outstanding commercial paper at the holding company level, with a weighted average interest rate in each case of approximately 0.33%.
Trustee	Wells Fargo Bank, National Association.
Governing Law	The indenture is, and the notes will be, governed by and construed in accordance with the laws of the State of Minnesota.

RISK FACTORS

        You should carefully consider the risks and uncertainties described below as well as any cautionary language or other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the caption "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009 before purchasing our notes. The risks described therein or set forth below are those that we consider to be the most significant to your decision whether to invest in our notes. If any of the events described below occurs, our business, financial condition or results of operations could be materially harmed. In addition, we may not be able to make payments on the notes, and this could result in your losing all or part of your investment.

  Any lowering of the credit ratings on the notes would likely reduce their value.

        As described under the caption "Item 1A. Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2009, our credit ratings could be lowered in the future. Any lowering of the credit rating on our notes would likely reduce the value of the notes offered by this prospectus supplement.

  We must rely on cash from our subsidiaries to make payments on the notes.

        We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due pursuant to our obligations or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary's ability to pay dividends to us depends on any statutory and/or contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of equity ratios, working capital or other assets.

        Our utility subsidiaries are regulated by various state utility commissions which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of our utility subsidiaries to pay dividends to us, it could adversely affect our ability to make payments on the notes.

        As a holding company, our ability to participate in any distribution of assets of a subsidiary is subordinate to the claims of creditors of the subsidiary. As of March 31, 2010, our subsidiaries had approximately $16.4 billion of indebtedness and other liabilities outstanding.

  The notes have no prior public market and we cannot assure you that any public market will develop or be sustained after the offering.

        Although the notes generally may be resold or otherwise transferred by holders who are not our affiliates, they will constitute a new issue of securities without an established trading market. We have been advised by the underwriters that they may make a market in the notes, but they have no obligation to do so and may discontinue market making at any time without providing notice. There can be no assurance that a market for the notes will develop or, if it does develop, that it will continue. If an active public market does not develop, the market price and liquidity of the notes may be adversely affected. Furthermore, we do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

 USE OF PROCEEDS

        We estimate that our proceeds from the sale of the notes, less underwriting discounts and expenses, will be approximately $544.3 million. We intend to add the net proceeds from the sale of the notes offered hereby to our general corporate funds and use those proceeds to repay commercial paper and fund equity investments in one or more of our utility subsidiaries. As of April 26, 2010, we had approximately $498 million of outstanding commercial paper on a consolidated basis, which included approximately $292 million of outstanding commercial paper at the holding company level, with a weighted average interest rate in each case of approximately 0.33%.

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth our ratios of earnings to fixed charges for the periods indicated.

		Year Ended December 31,
	Three Months Ended March 31, 2010
		2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	2.6	2.5	2.5	2.2	2.2	2.1

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations before income taxes and equity earnings plus fixed charges and investment tax credits; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

 CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2010. You should read the information in this table together with the detailed information and financial statements appearing in the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and with "Selected Consolidated Financial Data" included elsewhere in this prospectus supplement.

	As of March 31, 2010
	(Thousands of Dollars)	% of Capitalization
Short-term debt	$466,000	3%
Current portion of long-term debt	544,356	3
Long-term debt	7,862,888	48

Total debt	8,873,244	54
Preferred stockholders' equity	104,980	1
Common stockholders' equity	7,355,871	45

Total capitalization	$16,334,095	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data as of December 31, 2009 and 2008, and for the years ended December 31, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements and the related notes. The consolidated financial data as of March 31, 2010 and 2009 have been derived from our unaudited financial statements. The information set forth below should be read together with "Management's Discussion and Analysis," our audited and unaudited consolidated financial statements and related notes and other information contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the period ended March 31, 2010, which we incorporate by reference in this prospectus supplement and the accompanying prospectus. See "Where You Can Find More Information" in the accompanying prospectus. The historical financial information may not be indicative of our future performance.

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009	2008	2007
	(Thousands of Dollars)
Consolidated Income Statement Data:
Operating revenues	$2,807,462	$2,695,542	$9,644,303	$11,203,156	$10,034,170
Operating expenses	2,403,797	2,324,745	8,175,731	9,812,365	8,683,097

Operating income	403,665	370,797	1,468,572	1,390,791	1,351,073

Other income	21,666	23,721	110,121	107,496	48,155
Interest charges and financing costs	136,093	131,575	521,855	513,881	528,845
Income taxes	121,898	87,125	371,314	338,686	294,484
Income (loss) from discontinued operations, net of tax	(222)	(1,751)	(4,637)	(166)	1,449

Net income	$167,118	$174,067	$680,887	$645,554	$577,348

		December 31,
	March 31, 2010
		2009	2008
	(Thousands of Dollars)
Consolidated Balance Sheet Data:
Current assets	$2,344,294	$2,763,411	$3,015,529
Property, plant and equipment, net	18,744,541	18,508,296	17,688,720
Other assets	4,245,666	4,216,721	4,254,246

Total assets	$25,334,501	$25,488,428	$24,958,495

Current portion of long-term debt	544,356	543,814	558,772
Short-term debt	466,000	459,000	455,250
Other current liabilities	1,749,482	2,012,443	2,032,223

Total current liabilities	$2,759,838	$3,015,257	$3,046,245

Deferred credits and other liabilities	7,250,924	7,196,318	7,111,841
Long-term debt	7,862,888	7,888,628	7,731,688
Preferred stockholders' equity	104,980	104,980	104,980
Common stockholders' equity	7,355,871	7,283,245	6,963,741

Total liabilities and equity	$25,334,501	$25,488,428	$24,958,495

SUPPLEMENTAL DESCRIPTION OF THE SENIOR NOTES

        Please read the following information concerning the notes in conjunction with the statements under "Description of Senior Debt Securities" in the accompanying prospectus, which the following information supplements and, in the event of any inconsistencies, supersedes. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and the Indenture dated December 1, 2000, as supplemented (the "Indenture"), between us and Wells Fargo Bank, National Association, as trustee (the "Trustee"), including the Supplemental Indenture dated May 1, 2010. The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the notes are being offered and sold. As of March 31, 2010, there were three series of debt securities in an aggregate principal amount of $912.6 million outstanding under the Indenture.

General

        We will offer $550,000,000 principal amount of 4.70% Senior Notes, Series due May 15, 2020 as a series of notes under the Indenture. The entire principal amount of the notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on May 15, 2020.

Interest Payments

        Each note will bear interest at the annual rate set forth on the cover page of this prospectus supplement from May 13, 2010, payable semi-annually on May 15 and November 15, beginning November 15, 2010, to the person in whose name the note is registered at the close of business on the May 1 and November 1 immediately preceding such May 15 and November 15. So long as the notes are in book-entry only form, we will wire any payments of principal, interest and premium to the Depository (as defined in the accompanying prospectus under the caption "Description of Senior Debt Securities") or its nominee. See "Book-Entry System" in the accompanying prospectus for a discussion of the procedures for payment to the beneficial owners. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months.

Reopening of Series

        We may, from time to time, without the consent of the holders of any notes offered hereby, reopen the notes and issue additional notes with the same terms (including maturity and interest payment terms) as the notes offered hereby except for the price to public and issue date. Any such additional notes, together with the notes offered hereby, will constitute a single series under the Indenture.

Optional Redemption

        At any time prior to November 15, 2019, we may redeem the notes in whole or in part, at a make whole redemption price equal to the greater of (1) 100% of the principal amount of such notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding the portion of any such interest accrued to the date fixed for redemption), discounted to the date fixed for redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Yield (as defined below) plus 20 basis points, plus, in each case, accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after November 15, 2019, we may redeem the notes, in whole or in part, at 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to but excluding the date of redemption.

        "Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

        "Comparable Treasury Price" means (1) the average of the Reference Treasury Dealer Quotations for such date fixed for redemption, after excluding the highest and lowest Reference Treasury Dealer Quotations for such date fixed for redemption, or (2) if the Company obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

        "Independent Investment Banker" means each of Barclays Capital Inc., Morgan Stanley & Co. Incorporated or UBS Securities LLC or their respective successors or, if such firms or their successors are unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Company.

        "Reference Treasury Dealer" means (1) each of Barclays Capital Inc., Morgan Stanley & Co. Incorporated or UBS Securities LLC and any other primary U.S. Government securities dealer in the United States, or a Primary Treasury Dealer, designated by, and not affiliated with, Barclays Capital Inc., Morgan Stanley & Co. Incorporated or UBS Securities LLC and their respective successors, provided, however, that if Barclays Capital Inc., Morgan Stanley & Co. Incorporated or UBS Securities LLC or any of their respective designees ceases to be a Primary Treasury Dealer, we will appoint another Primary Treasury Dealer as a substitute and (2) any other Primary Treasury Dealer selected by us after consultation with an Independent Investment Banker.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any date fixed for redemption, the average, as determined by an Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to an Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m., Eastern time, on the third business day preceding the date fixed for redemption.

        "Treasury Yield" means, with respect to any date fixed for redemption, (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the remaining term, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Yield will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such date fixed for redemption. The Treasury Yield will be calculated on the third business day preceding the date fixed for redemption.

        If we elect to redeem less than all of the notes, the Trustee will select, in such manner as it deems fair and appropriate, the particular notes or portions of them to be redeemed. Notice of redemption will be given by mail not less than 30 days or more than 60 days prior to the date fixed for redemption to the holders of notes to be redeemed (which, as long as the notes are held in the book-entry only system, will be the Depository, its nominee or a successor depository). On and after the date fixed for redemption (unless we default in the payment of the redemption price and interest accrued thereon to such date), interest on the notes or the portions of them so called for redemption will cease to accrue.

Sinking Fund

        The notes do not provide for any sinking fund.

Form and Denomination

        The notes will be issued as one or more global notes in the name of the Depository or a nominee of the Depository and will be available only in book-entry form. See below and "Book-Entry System" in the accompanying prospectus. The notes are available for purchase in denominations of $1,000 and integral multiples thereof.

Events of Default

        See "Description of Senior Debt Securities—Events of Default and Remedies" in the accompanying prospectus.

Same-Day Settlement and Payment

        The underwriters will pay us and settle for the notes in immediately available funds. We will make all payments of principal and interest in immediately available funds.

        The notes will trade in DTC's (as defined in the accompanying prospectus under the caption "Description of Senior Debt Securities") same-day funds settlement system until maturity or until the notes are issued in certificated form, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

        The Indenture is, and the notes will be, governed by and construed in accordance with the laws of the State of Minnesota.

UNDERWRITING

        The company and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, we have agreed to sell and each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Barclays Capital Inc.	$165,000,000
Morgan Stanley & Co. Incorporated	165,000,000
UBS Securities LLC	165,000,000
Scotia Capital (USA) Inc.	27,500,000
U.S. Bancorp Investments, Inc.	27,500,000

Total	$550,000,000

        The underwriters have agreed to purchase all of the notes sold under the underwriting agreement if any of the notes are purchased. The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered by this prospectus supplement are subject to the approval of specified legal matters by their counsel and several other specified conditions. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The underwriters have advised us that they propose to offer the notes offered by this prospectus supplement to the public at the initial public offering price set forth on the cover of this prospectus supplement and may offer the notes to certain securities dealers at such price less a concession not in excess of 0.400% of the principal amount of the notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.250% of the principal amount of the notes on sales to certain other brokers and dealers. After the initial offering of the notes, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The following table shows the underwriting discounts and commissions that we will pay to the underwriters in connection with this offering of notes (expressed as a percentage of the principal amount of the notes):

Paid by the Company
Per Note	0.650%

        We estimate that our share of the total expenses of this offering, excluding discounts and commissions, will be approximately $375,000. Prior to the offering, there has been no public market for the notes.

        The notes are a new issue of securities with no established trading market. The underwriters have informed us that they may make a market in the notes from time to time. The underwriters are not obligated to do this, and they may discontinue this market making for the notes at any time without notice. Therefore, no assurance can be given concerning the liquidity of the trading market for the notes or that an active market for the notes will develop. We do not intend to apply for listing of the notes on any securities exchange or automated quotation system.

        In connection with the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriters may sell a greater number of notes than they are required to purchase in connection with the offering of the notes, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, notes in the open market to cover syndicate short positions or to stabilize the price of the notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the notes in the offering of the notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. Neither we nor any of the underwriters make any representations or predictions as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. The underwriters are not required to engage in any of these transactions and may end any of them at any time.

        The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short-covering transactions.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or contribute to payments that each underwriter may be required to make in respect thereof.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in other investment banking or commercial banking transactions with us and our affiliates, including acting as lenders under our loan facilities and those of some of our affiliates. They have received or will receive customary fees and commissions for these transactions. Richard K. Davis is the chairman, president and chief executive officer, and director of, U.S. Bancorp, the parent company of one of the underwriters, U.S. Bancorp Investments, Inc., and also serves as a director on our Board of Directors.

        No action has been or will be taken in any jurisdiction other than in the United States that would permit a public offering of the notes or the possession, circulation or distribution of any material relating to us in any jurisdiction where action for such purpose is required. Accordingly, the notes may not be offered or sold, directly or indirectly, nor may any offering material or advertisement in connection with the notes (including this prospectus supplement and the accompanying prospectus and any amendment or supplement hereto or thereto) be distributed or published, in or from any country or jurisdiction, except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

LEGAL OPINIONS

        Legal opinions relating to the notes being offered by this prospectus will be rendered by our counsel, Michael C. Connelly, 414 Nicollet Mall, Minneapolis, Minnesota and Jones Day, Chicago, Illinois. Michael C. Connelly is our Vice President and General Counsel and is the beneficial owner of less than 1% of our common stock.

        Certain legal matters with respect to the notes will be passed upon for the underwriters by their counsel, Simpson Thacher & Bartlett LLP.

PROSPECTUS

Xcel Energy Inc.

414 Nicollet Mall
Minneapolis, Minnesota 55401
(612) 330-5500

Senior Debt Securities
Junior Subordinated Debt Securities
Common Stock

        We may offer and sell from time to time, in one or more offerings, together or separately, any combination of the securities described in this prospectus. Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

        You should carefully consider the risk factors set forth in the applicable prospectus supplement and certain of our filings with the Securities and Exchange Commission before making any decision to invest in any of the securities described in this prospectus.

        Our common stock trades on the New York Stock Exchange under the symbol "XEL."

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 24, 2009.

        As permitted under the rules of the Securities and Exchange Commission, this prospectus incorporates important business information about Xcel Energy Inc. that is contained in documents that we file with the Securities and Exchange Commission but that are not included in or delivered with this prospectus. You may obtain copies of these documents, without charge, from the web site maintained by the Securities and Exchange Commission at http://www.sec.gov, as well as other sources. See "Where You Can Find More Information."

        You may also obtain copies of the incorporated documents, without charge, upon written or oral request to the Corporate Secretary, Xcel Energy Inc., 414 Nicollet Mall, Minneapolis, Minnesota 55401, (612) 330-5500.

        When we refer to "Xcel Energy," "the company," "we," "us" and "our" in this prospectus under the headings "Xcel Energy Inc." and "Ratio of Earnings to Fixed Charges," we mean Xcel Energy Inc. and its subsidiaries unless the context indicates otherwise. When such terms are used elsewhere in this prospectus, we refer only to Xcel Energy Inc. unless the context indicates otherwise.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "anticipate," "believe," "estimate," "expect," "intend," "may," "object," "outlook," "plan," "project," "possible," "potential," "should," or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  Economic conditions, including inflation rates, monetary fluctuations and their impact on capital expenditures;

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  The risk of a significant slowdown in growth or decline in the U.S. economy, the risk of delay in growth recovery in the U.S. economy or the risk of increased cost for insurance premiums, security and other items as a consequence of past or future terrorist attacks;

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  Trade, monetary, fiscal, taxation and environmental policies of governments, agencies and similar organizations in geographic areas where we have a financial interest;

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  Customer business conditions, including demand for their products or services and supply of labor and materials used in creating their products and services;

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  Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission (the "SEC"), the Federal Energy Regulatory Commission and similar entities with regulatory oversight;

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  Availability or cost of capital such as changes in: interest rates; market perceptions of the utility industry, Xcel Energy or any of its subsidiaries; or security ratings;

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  Factors affecting utility and nonutility operations such as unusual weather conditions; catastrophic weather-related damage; unscheduled generation outages, maintenance or repairs; unanticipated changes to fossil fuel, nuclear fuel or natural gas supply costs or availability due to higher demand, shortages, transportation problems or other developments; nuclear or environmental incidents; or electric transmission or natural gas pipeline constraints;

  •
  Employee workforce factors, including loss or retirement of key executives, collective bargaining agreements with union employees, or work stoppages;

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  Increased competition in the utility industry or additional competition in the markets served by us and our subsidiaries;

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  State, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the electric and natural gas markets; industry restructuring initiatives; transmission system operation and/or administration initiatives; recovery of investments made under traditional regulation; nature of competitors entering the industry; retail wheeling; a new pricing structure; and former customers entering the generation market;

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  Rate-setting policies or procedures of regulatory entities, including environmental externalities, which are values established by regulators assigning environmental costs to each method of electricity generation when evaluating generation resource options;

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  Nuclear regulatory policies and procedures, including operating regulations and spent nuclear fuel storage;

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  Social attitudes regarding the utility and power industries;

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  Risks associated with the California power and other western markets;

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  Cost and other effects of legal and administrative proceedings, settlements, investigations and claims;

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  Technological developments that result in competitive disadvantages and create the potential for impairment of existing assets;

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  Risks associated with implementations of new technologies; and

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  Other business or investment considerations that may be disclosed from time to time in our SEC filings or in other publicly disseminated written documents.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under "Business," "Risk Factors," "Management's Discussion and Analysis" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2008 and other documents on file with the SEC. You may obtain copies of these documents as described under "Where You Can Find More Information."

        We undertake no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

        The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") from the date of the prospectus until we sell all of the securities.

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  Our Annual Report on Form 10-K for the year ended December 31, 2008;

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  Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009;

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  Our Current Reports on Form 8-K filed with the SEC on January 7, 2009, February 5, 2009, February 19, 2009, February 24, 2009, February 26, 2009, March 27, 2009, March 31, 2009, April 8, 2009, April 9, 2009, April 22, 2009, May 1, 2009 (except the information furnished under Item 7.01), May 7, 2009, May 28, 2009, May 29, 2009, June 3, 2009 and July 1, 2009;

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  Exhibit 99.01 to our Form 8-K filed with the SEC on March 13, 2002, which contains a description of our common stock, our Form 8-K filed with the SEC on August 14, 2008, which describes certain amendments to our Bylaws, and our Form 8-K filed with the SEC on December 12, 2008 describing the termination of the Stockholder Protection Rights Agreement dated as of December 13, 2000, between us and The Bank of New York Mellon, as successor rights agent.

        We do not provide annual reports to holders of our debt securities unless specifically requested by a holder.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary
Xcel Energy Inc.
414 Nicollet Mall
Minneapolis, MN 55401
(612) 330-5500

XCEL ENERGY INC.

        We are a public utility holding company with four utility subsidiaries: (i) Northern States Power Company, a Minnesota corporation, which serves approximately 1.4 million electric customers and approximately 500,000 gas customers in Minnesota, North Dakota and South Dakota; (ii) Public Service Company of Colorado, a Colorado corporation, which serves approximately 1.4 million electric customers and approximately 1.3 million gas customers in Colorado; (iii) Southwestern Public Service Company, a New Mexico corporation, which serves approximately 393,000 electric customers in portions of Texas and New Mexico; and (iv) Northern States Power Company, a Wisconsin corporation, which serves approximately 248,000 electric customers and approximately 104,000 gas customers in northern Wisconsin and the western portion of the Upper Peninsula of Michigan.

        We were incorporated in 1909 under the laws of Minnesota as Northern States Power Company. On August 18, 2000, we merged with New Century Energies, Inc. and our name was changed from Northern States Power Company to Xcel Energy Inc.

        Our principal executive offices are located at 414 Nicollet Mall, Minneapolis, Minnesota 55401, and our telephone number at that location is (612) 330-5500. Our web site is http://www.xcelenergy.com. Our web site is provided for informational purposes only. No information contained in, or that can be accessed through, our web site is to be considered as part of this prospectus.

        This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one or more offerings.

        This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or supplement information contained in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

USE OF PROCEEDS

        Unless otherwise set forth in a prospectus supplement, we intend to add the net proceeds from the sale of the securities described in this prospectus to our general funds and use those proceeds for general corporate purposes, primarily to fund our operating units and subsidiaries, and to repay debt. The specific allocation of the proceeds of a particular series of the securities will be described in the prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

		Year Ended December 31,
	Six Months Ended June 30, 2009
		2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges	2.2	2.5	2.2	2.2	2.1	2.2

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of income from continuing operations before income taxes and equity earnings plus fixed charges and investment tax credits; and (2) fixed charges consist of interest on long-term debt, other interest charges, the interest component on leases and amortization of debt discount, premium and expense.

 DESCRIPTION OF SENIOR DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the senior debt securities (referred to herein as "senior debt securities") will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture applicable to the senior debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the senior unsecured indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

        The senior debt securities will be represented either by global senior debt securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading "Book-Entry System" in this prospectus.

General

        The senior debt securities will be issued in one or more new series under an indenture dated as of December 1, 2000 between us and Wells Fargo Bank, National Association, as trustee (the "Senior Debt Trustee"). This indenture, as previously supplemented by supplemental indentures and as to be supplemented by a new supplemental indenture for each series of debt securities, is referred to in this prospectus as the "Senior Indenture." As of June 30, 2009, there were three series of senior debt securities in an aggregate principal amount of $912.6 million outstanding under the Senior Indenture.

        The holders of the outstanding senior debt securities do not, and, unless the supplemental indenture that describes a particular series of senior debt securities provides otherwise with respect to that series, the holders of any senior debt securities offered by this prospectus will not, have the right to require us to repurchase the senior debt securities if we become involved in a highly leveraged or change in control transaction. The Senior Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

        The senior debt securities will be our unsecured and unsubordinated obligations. The senior debt securities will rank on a parity in right of payment with all of our existing and future unsecured and unsubordinated indebtedness and will rank senior to any of our subordinated indebtedness. As of June 30, 2009, we have one series of junior subordinated debt in the aggregate principal amount of $400 million outstanding and our unsecured and unsubordinated indebtedness was approximately $912.6 million. The senior debt securities will be subordinated to any of our secured indebtedness, as to the assets securing such indebtedness. As of June 30, 2009, we had no secured indebtedness.

        In addition, the senior debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the senior debt securities. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the senior debt securities to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of June 30, 2009, our subsidiaries had approximately $16.0 billion of indebtedness and other liabilities outstanding.

        The amount of securities that we may issue under the Senior Indenture is not limited. We are not required to issue all senior debt securities of one series at the same time and, unless we indicate otherwise in the applicable prospectus supplement, we may reopen a series for issuances of additional senior debt securities of that series without the consent of the holders of the senior debt securities of that series.

        When we offer to sell a particular series of senior debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title, aggregate principal amount and offering price of that series of senior debt securities;

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  the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

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  the dates on which interest will be payable;

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  the record dates for payments of interest;

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  the date on which the senior debt securities of that series will mature;

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  any redemption terms;

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  the period or periods within which, the price or prices at which and the terms and conditions upon which the senior debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof;

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  any changes to events of defaults or covenants; and

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  other specific terms applicable to the senior debt securities or that series.

        Any special U.S. federal income tax considerations applicable to senior debt securities sold at an original issue discount and any special U.S. federal income tax or other considerations applicable to any senior debt securities which are denominated in currencies other than U.S. dollars will be described in the prospectus supplement relating to that series of senior debt securities.

        Unless we indicate otherwise in the applicable prospectus supplement, the senior debt securities will be denominated in U.S. dollars in minimum denominations of $1,000 and integral multiples thereof.

Registration, Transfer and Exchange

        Senior debt securities of any series may be exchanged for other senior debt securities of the same series of any authorized denominations and of a like aggregate principal amount, series and stated maturity and having the same terms and original issue date or dates. (Section 2.6 of the Senior Indenture).

        Unless we indicate otherwise in the applicable prospectus supplement, senior debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Senior Debt Trustee maintained for that purpose with respect to any series of senior debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Senior Indenture. Any transfer or exchange will be effected if the senior debt securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Senior Debt Trustee and duly executed by the holder of the senior debt security as described in the Senior Indenture. (Section 2.6 of the Senior Indenture).

        The Senior Debt Trustee will not be required to exchange or register a transfer of any senior debt securities of a series selected, called or being called for redemption except, in the case of any senior debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the Senior Indenture). See the information under the heading "Book-Entry System."

Payment and Paying Agents

        Principal, interest and premium, if any, on senior debt securities issued in the form of global senior debt securities will be paid in the manner described below under the heading "Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on senior debt securities that are in the form of certificated senior debt securities will be paid by check mailed to the holder at that person's address as it appears in the register for the senior debt securities maintained by the Senior Debt Trustee; however, a holder of $10,000,000 or more senior debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States if appropriate wire transfer instructions have been received by the Senior Debt Trustee on or prior to the applicable record date. (Section 2.12 of the Senior Indenture). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on senior debt securities in the form of certificated senior debt securities will be payable in immediately available funds at the office of the Senior Debt Trustee. (Section 2.12 of the Senior Indenture).

        All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any senior debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that senior debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Senior Indenture).

Events of Default and Remedies

        The following constitute events of default under the Senior Indenture:

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  default in the payment of principal and premium, if any, on any security issued under the Senior Indenture when due and payable and continuance of that default for 5 days;

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  default in the payment of interest on any security issued under the Senior Indenture when due and continuance of that default for 30 days;

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  default in the performance or breach of our other covenants or warranties in the securities or in the Senior Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Senior Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Senior Indenture).

        Acceleration of Maturity.    If an event of default occurs and is continuing, either the Senior Debt Trustee or the holders of a majority in principal amount of the outstanding senior debt securities may declare the principal amount of all senior debt securities to be due and payable immediately. At any time after an acceleration of the securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the securities has been obtained, if we pay or deposit with the Senior Debt Trustee a sum sufficient to pay all matured installments of interest and the principal and any premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities. (Section 7.1 of the Senior Indenture).

        Indemnification of Senior Debt Trustee.    The Senior Debt Trustee generally will be under no obligation to exercise any of its rights or powers under the Senior Indenture at the request or direction of any of the holders unless such holders have offered reasonable security or indemnity to the Senior Debt Trustee. (Section 8.2 of the Senior Indenture).

        Right to Direct Proceedings.    The holders of a majority in principal amount of the outstanding securities generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Senior Debt Trustee, or of exercising any trust or power conferred on the Senior Debt Trustee, relating to the securities. However, the Senior Debt Trustee may refuse to follow any direction that conflicts with law or the Senior Indenture or would expose the Senior Debt Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 7.7 of the Senior Indenture).

        Limitation on Rights to Institute Proceedings.    No holder of the senior debt securities of a series will have any right to pursue a remedy under the Senior Indenture, unless:

  •
  the holder has previously given the Senior Debt Trustee written notice of a continuing event of a default on the series;

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  the holders of at least a majority in principal amount of the outstanding securities affected by such event of default have made written request, and the holder or holders have offered indemnity satisfactory to the Senior Debt Trustee to pursue the remedy; and

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  the Senior Debt Trustee has failed to comply with the request within 60 days after the request and offer.

(Section 7.4 of the Senior Indenture).

        No Impairment of Right to Receive Payment.    Notwithstanding any other provision of the Senior Indenture, the holder of any senior debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that senior debt security when due, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 7.4 of the Senior Indenture).

        Notice of Default.    The Senior Debt Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the senior debt securities, or a default in the payment of any sinking or purchase fund installments, the Senior Debt Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders to do so. (Section 7.8 of the Senior Indenture). We are required to deliver to the Senior Debt Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Senior Indenture. (Section 5.5 of the Senior Indenture).

Modification

        Unless we indicate otherwise in the applicable prospectus supplement, we and the Senior Debt Trustee may modify and amend the Senior Indenture from time to time.

        We will not need the consent of the holders for the following types of amendments:

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  curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Senior Indenture;

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  changing or eliminating any of the provisions of the Senior Indenture, provided that any such change or elimination is to become effective only when:

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  there is no outstanding security created prior to the execution of the supplemental indenture that is entitled to receive the benefit of this provision; or

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  this change or elimination is applicable only to securities issued after the date this change or elimination becomes effective;

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  establishing the form of the securities or establishing or reflecting any terms of any security as provided in the Senior Indenture;

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  evidencing our successor corporation and the assumption by our successor of our covenants in the Senior Indenture and in the securities;

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  granting to or conferring upon the Senior Debt Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the securities;

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  permitting the Senior Debt Trustee to comply with any duties imposed upon it by law;

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  specifying further the duties and responsibilities of the Senior Debt Trustee, any authenticating agent and any paying agent and defining further the relationships among the Senior Debt Trustee, authenticating agent and paying agent;

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  adding to our covenants for the benefit of the holders of the securities or surrendering a right given to us in the Senior Indenture;

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  adding security for the securities; or

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  making any change that is not prejudicial to the Senior Debt Trustee or the holders of the securities that is not stated in the Senior Indenture.

(Section 12.1 of the Senior Indenture).

        We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

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  a change in the maturity date, reduction of the interest rate, or extension of the time of payment of interest, of any security;

  •
  a reduction in the principal amount of any security or the premium payable on any security;

  •
  a change in the currency of any payment of principal, premium or interest on any security;

  •
  a change in date on which any security may be redeemed or repaid at the option of the holder;

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  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

  •
  a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the Senior Indenture; or

  •
  a modification of these requirements or a reduction to less than a majority of the percentage of outstanding securities necessary to waive events of default.

(Section 12.2 of the Senior Indenture).

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities.

Defeasance and Discharge

        We may be discharged from all obligations relating to the senior debt securities and the Senior Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Senior Debt Trustee, in trust for the benefit of holders of securities, money or U.S. government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Senior Debt Trustee an opinion of counsel that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Senior Indenture. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the senior debt securities and our obligations under the senior debt securities. (Section 4.1 of the Senior Indenture).

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all of our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the Senior Indenture that we are to perform or observe, and we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Senior Indenture with the same effect as if the successor corporation had been named as us in the Senior Indenture and we will be released from all obligations under the Senior Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Senior Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the securities are rated by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. at least as high as the ratings accorded the securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2 of the Senior Indenture).

        The Senior Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Senior Debt Trustee

        The Senior Debt Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10 of the Senior Indenture).

        The holders of a majority in principal amount of the outstanding securities may remove the Senior Debt Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Senior Debt Trustee upon notice to the holder of each security outstanding and written notice to the Senior Debt Trustee. (Section 8.10 of the Senior Indenture).

Governing Law

        The Senior Indenture and the senior debt securities will be governed by, and will be construed in accordance with, the laws of the State of Minnesota.

Concerning the Senior Debt Trustee

        Wells Fargo Bank, National Association is the Senior Debt Trustee. We maintain banking relationships with the Senior Debt Trustee in the ordinary course of business. The Senior Debt Trustee also acts as trustee for our junior subordinated debt securities and certain debt securities of our subsidiaries.

DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including supplemental indentures, under which the unsecured junior subordinated debt securities will be issued. These summaries are not complete. The indenture and the form of the supplemental indenture applicable to the junior subordinated debt securities have been filed as exhibits to the registration statement. You should read them for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In this "Description of Junior Subordinated Debt Securities" we refer to securities issued under the Subordinated Indenture as the "junior debt securities."

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness not under this registration statement.

        The junior subordinated debt securities will be represented either by global junior subordinated debt securities registered in the name of the Depository or its nominee, or by securities in certificated form issued to the registered owners, as set forth in the applicable prospectus supplement. See the information under the heading "Book-Entry System" in this prospectus.

General

        The junior subordinated debt securities will be issued in one or more new series under a junior subordinated indenture to be entered into between us and Wells Fargo Bank, National Association, as trustee (the "Subordinated Debt Trustee"). This indenture, as it may be supplemented by a supplemental indenture for each series of junior subordinated debt securities, is referred to in this prospectus as the "Subordinated Indenture." As of June 30, 2009, we have one series of junior subordinated debt in the aggregate principal amount of $400 million outstanding under the Subordinated Indenture.

        The junior subordinated debt securities will be our unsecured obligations and will rank junior in right of payment to our Senior Indebtedness, as described under the caption "—Subordination." As of June 30, 2009, our outstanding Senior Indebtedness (as defined below) was approximately $912.6 million.

        In addition, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders. We are a holding company and conduct business through our various subsidiaries. As a result, our cash flow and consequent ability to meet our debt obligations primarily depend on the earnings of our subsidiaries, and on dividends and other payments from our subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of our subsidiaries, could limit our ability to obtain cash from our subsidiaries for the purpose of meeting debt service obligations, including the payment of principal and interest on the junior subordinated debt securities. Any rights to receive assets of any subsidiary upon its liquidation or reorganization and the consequent right of the holders of the junior subordinated debt securities to participate in those assets will be subject to the claims of that subsidiary's creditors, including trade creditors, except to the extent that we are recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary. As of June 30, 2009, our subsidiaries had approximately $16.0 billion of indebtedness and other liabilities outstanding.

        Unless the supplemental indenture that describes a particular series of junior subordinated debt securities provides otherwise with respect to that series, the holders of any junior subordinated debt securities offered by this prospectus will not have the right to require us to repurchase the junior subordinated debt securities if we become involved in a highly leveraged or change in control transaction. The Subordinated Indenture does not have any provision that is designed specifically in response to highly leveraged or change in control transactions.

        The amount of junior debt securities that we may issue under the Subordinated Indenture is not limited. We are not required to issue all junior subordinated debt securities of one series at the same time and, unless we indicate otherwise in the applicable prospectus supplement, we may reopen a series for issuances of additional junior subordinated debt securities of that series without the consent of the holders of the junior subordinated debt securities of that series.

        When we offer to sell a particular series of junior subordinated debt securities, we will describe the specific terms of that series in a prospectus supplement relating to that series, including the following terms:

  •
  the title, aggregate principal amount and offering price of that series of junior subordinated debt securities;

  •
  the interest rate or rates, or method of calculation of such rate or rates, on that series, and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  any rights that would allow us to defer or extend an interest payment date;

  •
  the record dates for payments of interest;

  •
  the date on which the junior subordinated debt securities of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the junior subordinated debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof;

  •
  any changes to events of default or covenants;

  •
  any changes to subordination provisions; and

  •
  other specific terms applicable to the junior subordinated debt securities or that series.

        Any special U.S. federal income tax considerations applicable to junior subordinated debt securities sold at an original issue discount and any special U.S. federal income tax or other considerations applicable to any junior subordinated debt securities which are denominated in currencies other than U.S. dollars will be described in the prospectus supplement relating to that series of junior subordinated debt securities.

        Unless we indicate otherwise in the applicable prospectus supplement, the junior subordinated debt securities will be denominated in U.S. dollars in minimum denominations of $1,000 and integral multiples thereof.

Subordination

        Each series of junior subordinated debt securities will be subordinate and junior in right of payment, to the extent set forth in the Subordinated Indenture, to all Senior Indebtedness (as defined below). If:

  •
  we make a payment or distribution of any of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether in bankruptcy, insolvency or otherwise;

  •
  a default in the payment of principal or interest on any Senior Indebtedness has occurred and is continuing; or

  •
  the maturity of any Senior Indebtedness has been accelerated because of a default on that Senior Indebtedness,

then the holders of Senior Indebtedness generally will have the right to receive payment, in the case of the first instance above, of all amounts due or to become due upon that Senior Indebtedness, and, in the case of the second and third instances, of all amounts due on that Senior Indebtedness, or we will make provision for those payments, before the holders of any junior subordinated debt securities have the right to receive any payments of principal or interest on their securities. (Sections 14.1 and 14.9 of the Subordinated Indenture).

        "Senior Indebtedness" means, with respect to any series of junior subordinated debt securities, the principal, premium, interest and any other payment in respect of any of the following (whether outstanding on the date of execution of the Subordinated Indenture or thereafter incurred):

  •
  all of our current and future indebtedness for borrowed or purchase money whether or not evidenced by bonds, debentures, notes or other similar written instruments;

  •
  our obligations under synthetic leases, finance leases and capitalized leases;

  •
  our obligations for reimbursement under letters of credit, banker's acceptances, security purchase facilities or similar facilities issued for our account;

  •
  any of our other indebtedness or obligations with respect to derivative contracts, including commodity contracts, interest rate, commodity and currency swap agreements, forward contracts and other similar agreements or arrangements designed to protect against fluctuations in commodity prices, currency exchange or interest rates; and

  •
  all indebtedness of others of the kinds described in the preceding categories which we have assumed or guaranteed.

        Senior Indebtedness will not include trade accounts payable, accrued liabilities arising in the ordinary course of business, indebtedness to our subsidiaries or any indebtedness which is by its terms junior to or on parity with the junior subordinated debt securities. (Section 1.1 of the Subordinated Indenture.)

        Senior Indebtedness will be entitled to the benefits of the subordination provisions in the Subordinated Indenture irrespective of the amendment, modification or waiver of any term of the Senior Indebtedness. We may not amend the Subordinated Indenture to change the subordination of any outstanding Senior Indebtedness without the consent of each holder of Senior Indebtedness that such amendment would adversely affect. (Sections 12.2 and 14.7 of the Subordinated Indenture.)

        The Subordinated Indenture does not limit the amount of Senior Indebtedness that we may issue.

Registration, Transfer and Exchange

        Junior subordinated debt securities of any series may be exchanged for other junior subordinated debt securities of the same series of any authorized denominations and of a like aggregate principal amount, series and stated maturity and having the same terms and original issue date or dates. (Section 2.6 of the Subordinated Indenture).

        Unless we indicate otherwise in the applicable prospectus supplement, junior subordinated debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Subordinated Debt Trustee maintained for that purpose with respect to any series of junior subordinated debt securities and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Subordinated Indenture. Any transfer or exchange will be effected if the junior subordinated debt securities are duly endorsed by, or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Company and the Subordinated Debt Trustee and duly executed by the holder of the junior subordinated debt security as described in the Subordinated Indenture. (Section 2.6 of the Subordinated Indenture).

        The Subordinated Debt Trustee will not be required to exchange or register a transfer of any junior subordinated debt securities of a series selected, called or being called for redemption except, in the case of any junior subordinated debt security to be redeemed in part, the portion thereof not to be so redeemed. (Section 2.6 of the Subordinated Indenture). See the information under the heading "Book-Entry System."

Payment and Paying Agents

        Principal, interest and premium, if any, on junior subordinated debt securities issued in the form of global junior subordinated debt securities will be paid in the manner described below under the heading "Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on junior subordinated debt securities that are in the form of certificated junior subordinated debt securities will be paid by check mailed to the holder at that person's address as it appears in the register for the junior subordinated debt securities maintained by the Subordinated Debt Trustee; however, a holder of $10,000,000 or more junior subordinated debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States if appropriate wire transfer instructions have been received by the Subordinated Debt Trustee on or prior to the applicable record date. (Section 2.12 of the Subordinated Indenture). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on junior subordinated debt securities in the form of certificated junior subordinated debt securities will be payable in immediately available funds at the office of the Subordinated Debt Trustee. (Section 2.12 of the Subordinated Indenture).

        All monies paid by us to a paying agent for the payment of principal, interest or premium, if any, on any junior subordinated debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that junior subordinated debt security will thereafter look only to us for payment of that principal, interest or premium. (Section 4.4 of the Subordinated Indenture).

Events of Default and Remedies

        Unless we provide otherwise in a prospectus supplement, the following will constitute events of default under the Subordinated Indenture with respect to the junior subordinated debt securities of any series:

  •
  default in the payment of principal and premium, if any, on any security of such series when due and payable and continuance of that default for 5 days;

  •
  default in the payment of interest on any security of such series when due and continuance of that default for 30 days (subject to the right to optionally defer interest payments);

  •
  default in the performance or breach of our other covenants or warranties in the securities of such series or in the Subordinated Indenture (other than a covenant or agreement that has been expressly included in the Subordinated Indenture for the benefit of one or more series of junior subordinated debt securities other than such series) and the continuation of that default or breach for 90 days after written notice to us as provided in the Subordinated Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

(Section 7.1 of the Subordinated Indenture).

        Acceleration of Maturity.    If an event of default occurs and is continuing with respect to a series of junior subordinated debt securities, either the Subordinated Debt Trustee or the holders of at least 25% in principal amount of the outstanding securities of that series may declare the principal amount of all securities of that series to be due and payable immediately. At any time after an acceleration of a series of securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of those securities has been obtained, if:

  •
  Holders of a majority in aggregate principal amount of the securities of that series rescind in writing the acceleration; and

  •
  we pay or deposit with the Subordinated Debt Trustee a sum sufficient to pay all matured installments of interest with respect to that series of securities and the principal and any premium which has become due with respect to that series of securities otherwise than by acceleration and all defaults with respect to that series of securities have been cured or waived, then that holders' rescission and the payment or deposit will cause an automatic rescission and annulment of the acceleration of the securities of that series. (Section 7.1 of the Subordinated Indenture).

        Indemnification of Subordinated Debt Trustee.    The Subordinated Debt Trustee generally will be under no obligation to exercise any of its rights or powers under the Subordinated Indenture at the request or direction of any of the holders unless such holders have offered reasonable security or indemnity to the Subordinated Debt Trustee. (Section 8.2 of the Subordinated Indenture).

        Right to Direct Proceedings.    The holders of a majority in principal amount of the outstanding securities of a series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Subordinated Debt Trustee, or of exercising any trust or power conferred on the Subordinated Debt Trustee, relating to the securities of that series. Notwithstanding, the Subordinated Debt Trustee may refuse to follow any direction that conflicts with law or the Subordinated Indenture or would expose the Subordinated Debt Trustee to personal liability or be unduly prejudicial to holders not joining in such proceeding. (Section 7.7 of the Subordinated Indenture).

        Limitation on Rights to Institute Proceedings.    No holder of the junior subordinated debt securities of a series will have any right to pursue a remedy under the Subordinated Indenture, unless:

  •
  the holder has previously given the Subordinated Debt Trustee written notice of a continuing event of a default on the series;

  •
  the holders of at least a majority in principal amount of the outstanding securities of all series affected by such event of default, considered as one class, have made written request, and the holder or holders have offered indemnity satisfactory to the Subordinated Debt Trustee to pursue the remedy; and

  •
  the Subordinated Debt Trustee has failed to comply with the request within 60 days after the request and offer.

(Section 7.4 of the Subordinated Indenture).

        No Impairment of Right to Receive Payment.    Notwithstanding any other provision of the Subordinated Indenture, the holder of any junior subordinated debt security will have the absolute and unconditional right to receive payment of the principal, premium, if any, and interest on that junior subordinated debt security when due and payable, and to institute suit for enforcement of that payment. This right may not be impaired without the consent of the holder. (Section 7.4 of the Subordinated Indenture).

        Notice of Default.    The Subordinated Debt Trustee is required to give the holders of a series of securities notice of the occurrence of a default within 90 days of the default with respect to that series, unless the default is cured or waived. Except in the case of a payment default on the junior subordinated debt securities, or a default in the payment of any sinking or purchase fund installments, the Subordinated Debt Trustee may withhold the notice if its board of directors or trustees, executive committee, or a trust committee of directors or trustees or responsible officers determines in good faith that it is in the interest of holders of the series of affected securities to do so. (Section 7.8 of the Subordinated Indenture). We are required to deliver to the Subordinated Debt Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Subordinated Indenture. (Section 5.5 of the Subordinated Indenture).

Defeasance and Discharge

        We may be discharged from all obligations relating to the junior subordinated debt securities and the Subordinated Indenture (except for specified obligations such as obligations to register the transfer or exchange of securities, replace stolen, lost or mutilated securities and maintain paying agencies) if we irrevocably deposit with the Subordinated Debt Trustee, in trust for the benefit of holders of securities, money or U.S. government obligations (or any combination thereof) sufficient to make all payments of principal, premium and interest on the securities on the dates those payments are due. To discharge these obligations, we must deliver to the Subordinated Debt Trustee an opinion of counsel to the effect that we have received from, or there has been published by, the Internal Revenue Service a ruling or similar pronouncement by the Internal Revenue Service or that there has been a change in law, in either case to the effect that the holders of the securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or discharge of the Subordinated Indenture, and holders will be subject to tax in the same manner, in the same amounts and same time as would have been the case absent such defeasance. Upon any discharge of our obligations as described above, we will be deemed to have paid and discharged our entire indebtedness represented by the junior subordinated debt securities and our obligations under the junior subordinated debt securities. (Section 4.1 of the Subordinated Indenture).

Modification

        Unless we indicate otherwise in the applicable prospectus supplement, we and the Subordinated Debt Trustee may modify and amend the Subordinated Indenture from time to time.

        We will not need the consent of the holders for the following types of amendments:

  •
  curing any ambiguity, or curing, correcting or supplementing any defective or inconsistent provision or supplying an omission arising under the Subordinated Indenture;

  •
  changing or eliminating any of the provisions of the Subordinated Indenture, provided that any such change or elimination is to become effective only when:

  •
  there is no outstanding security created prior to the execution of the supplemental indenture that is entitled to receive the benefit of this provision; or

  •
  this change or elimination is applicable only to securities issued after the date this change or elimination becomes effective;

  •
  establishing the form of the securities or establishing or reflecting any terms of any security as provided in the Subordinated Indenture;

  •
  evidencing our successor corporation and the assumption by our successor of our covenants in the Subordinated Indenture and in the securities;

  •
  granting to or conferring upon the Subordinated Debt Trustee any additional rights, remedies, powers or authority for the benefit of the holders of the securities;

  •
  permitting the Subordinated Debt Trustee to comply with any duties imposed upon it by law;

  •
  specifying further the duties and responsibilities of the Subordinated Debt Trustee, any authenticating agent and any paying agent and defining further the relationships among the Subordinated Debt Trustee, authenticating agent and paying agent;

  •
  adding to our covenants for the benefit of the holders of the securities, surrendering a right given to us in the Subordinated Indenture or adding any event of default with respect to one or more series of securities;

  •
  facilitating defeasance and discharge of any series of the securities, provided that such action shall not adversely affect the interest of any holder;

  •
  adding security for the securities; or

  •
  making any change that is not prejudicial to the Subordinated Debt Trustee or the holders of the securities that is not stated in the Subordinated Indenture.

(Section 12.1 of the Subordinated Indenture).

        We will need the consent of the holders of each outstanding security affected by a proposed amendment if the amendment would cause any of the following to occur:

  •
  a change in the maturity date, reduction of the interest rate, or extension of the time of payment of interest, of any security;

  •
  a reduction in the principal amount of any security or the premium payable on any security;

  •
  a change in the currency of any payment of principal, premium or interest on any security;

  •
  a change in date on which any security may be redeemed or repaid at the option of the holder;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any security;

  •
  a reduction in the percentage of outstanding securities necessary to consent to the modification or amendment of the Subordinated Indenture;

  •
  a modification of these requirements or a reduction to less than a majority of the percentage of outstanding securities necessary to waive events of default; or

  •
  a modification of the subordination provisions in a manner adverse to such holders.

(Section 12.2 of the Subordinated Indenture).

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding securities of all series, provided that if there are securities of more than one series outstanding and if a proposed amendment would directly affect the rights of holders of securities of one or more, but less than all, of such series, then the approval of a majority in principal amount of the outstanding securities of all series so directly affected, considered as one class, will be required.

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not consolidate with or merge into any other corporation or sell, or otherwise dispose all or substantially all of our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, interest and premium on all the securities and our obligation to perform every covenant of the Subordinated Indenture that we are to perform or observe, and we or the successor or transferee corporation, as applicable, are not immediately following such consolidation or merger, or sale, or disposition in default in the performance of any such covenant. Upon any consolidation or merger, or any sale, transfer or other disposition of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Subordinated Indenture with the same effect as if the successor corporation had been named as us in the Subordinated Indenture and we will be released from all obligations under the Subordinated Indenture. Regardless of whether a sale or transfer of assets might otherwise be considered a sale of all or substantially all of our assets, the Subordinated Indenture also specifically permits any sale, transfer or conveyance of our non-utility subsidiaries if, following such sale or transfer, the securities are rated by Standard & Poor's Ratings Group and Moody's Investors Service, Inc. at least as high as the ratings accorded the securities immediately prior to the sale, transfer or disposition. (Sections 11.1 and 11.2 of the Subordinated Indenture).

        The Subordinated Indenture does not contain any financial or other similar restrictive covenants.

Resignation or Removal of Subordinated Debt Trustee

        The Subordinated Debt Trustee may resign with respect to securities of any series at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until the later of the appointment of a successor trustee and the day the resignation is to take effect. (Section 8.10 of the Subordinated Indenture).

        The holders of a majority in principal amount of the outstanding securities of any series may remove the Subordinated Debt Trustee as trustee of that series of securities at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing with respect to securities of any series, we may remove the Subordinated Debt Trustee with respect to securities of that series upon notice to the holder of each security of that series outstanding and written notice to the Subordinated Debt Trustee. (Section 8.10 of the Subordinated Indenture).

Governing Law

        The Subordinated Indenture and the junior subordinated debt securities will be governed by, and will be construed in accordance with, the laws of the State of Minnesota. (Section 15.4 of the Subordinated Indenture).

Concerning the Subordinated Debt Trustee

        Wells Fargo Bank, National Association is the Subordinated Debt Trustee. We maintain banking relationships with the Subordinated Debt Trustee in the ordinary course of business. The Subordinated Debt Trustee also acts as trustee for our senior debt securities and certain debt securities of our subsidiaries.

 BOOK-ENTRY SYSTEM

        Each series of senior debt securities or junior subordinated debt securities, collectively referred to in this section as "debt securities," offered by this prospectus may be issued in the form of one or more global debt securities representing all or part of that series of debt securities. This means that we will not issue certificates for that series of debt securities to the holders. Instead, unless we specify otherwise in the applicable prospectus supplement, a global debt security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository. However, unless we specify otherwise in the applicable prospectus supplement, if the aggregate principal amount of any issue exceeds $500 million, one certificate will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased securities represented by a global debt security. Unless it is exchanged in whole or in part for a certificated debt security, a global debt security may not be transferred, except that the Depository, its nominees and their successors may transfer a global debt security as a whole to one another.

        Beneficial interests in global debt securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global debt security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the applicable Trustee will treat the Depository or its nominee as the owner of the global debt security for all purposes, including any notices and voting. Accordingly, we, the applicable Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global debt security to owners of beneficial interests in a global debt security.

        Unless we specify otherwise in the applicable prospectus supplement, DTC will act as Depository for debt securities issued as global debt securities. The debt securities will be registered in the name of Cede & Co. (DTC's partnership nominee).

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The DTC Rules applicable to its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at http://www.dtcc.com and http://www.dtc.org.

        Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the omnibus proxy).

        Redemption proceeds, distributions, and dividend payments on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the applicable Trustee on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the applicable Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the applicable Trustee, disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to us or the applicable Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, debt security certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, debt security certificates will be printed and delivered to DTC.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents are not responsible for the performance by DTC of its obligations under the rules and procedures governing its operations or otherwise.

        Any underwriters, dealers or agents of any debt securities may be Direct Participants of DTC.

DESCRIPTION OF COMMON STOCK

        The following summary description sets forth some of the general terms and provisions of the common stock. Because this is a summary description, it does not contain all of the information that may be important to you. For a more detailed description of the common stock, you should refer to the provisions of our Restated Articles of Incorporation and Bylaws.

General

        Our capital stock consists of two classes: common stock, par value $2.50 per share (1,000,000,000 shares currently authorized of which 455,725,244 shares were outstanding as of July 17, 2009); and preferred stock, par value $100 per share (7,000,000 shares authorized, of which the following series were outstanding as of July 17, 2009: $3.60 Series—275,000 shares; $4.08 Series—150,000 shares; $4.10 Series—175,000 shares; $4.11 Series—200,000 shares; $4.16 Series—99,800 shares; and $4.56 Series—150,000 shares). Our board of directors is authorized to provide for the issue from time to time of preferred stock in series and, as to each series, to fix the designation, dividend rates and times of payment, redemption price, and liquidation price or preference as to assets in voluntary liquidation. Cumulative dividends, redemption provisions and sinking fund requirements, to the extent that some or all of these features are or may be present when preferred stock is issued, could have an adverse effect on the availability of earnings for distribution to the holders of the common stock or for other corporate purposes.

Dividend Rights

        Before we can pay any dividends on our common stock, the holders of our preferred stock are entitled to receive their dividends at the respective rates provided for in the terms of the shares of their series. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Common Stock Dividends" in our most recent Annual Report on Form 10-K for a discussion of factors affecting our payment of dividends.

Limitations on Payment of Dividends on and Acquisitions of Common Stock

        So long as any shares of our preferred stock are outstanding, dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock:

  •
  may not exceed 50% of net income for a prior twelve-month period, after deducting dividends on any preferred stock during the period, if the sum of the capital represented by the common stock, premiums on capital stock (restricted to premiums on common stock only by SEC orders), and surplus accounts is less than 20% of capitalization;

  •
  may not exceed 75% of net income for such twelve-month period, as adjusted if this capitalization ratio is 20% or more, but less than 25%; and

  •
  if this capitalization ratio exceeds 25%, dividends, distributions or acquisitions may not reduce the ratio to less than 25% except to the extent permitted by the provisions described in the above two bullet points.

        As described above, under these provisions, dividend payments may be restricted if our capitalization ratio (on a holding company basis only, i.e., not on a consolidated basis) is less than 25 percent. For those purposes, the capitalization ratio is equal to the (i) common stock plus surplus divided by (ii) the sum of common stock plus surplus plus long-term debt. Based on this definition, our capitalization ratio at June 30, 2009 was 44.3 percent. Although we have preferred stock outstanding, the restrictions do not place any effective limit on our ability to pay dividends because the restrictions are only triggered when the capitalization ratio is less than 25 percent or will be reduced to less than

25 percent through dividends (other than dividends payable in common stock), distributions or acquisitions of our common stock.

        Because we are a holding company and conduct all of our operations through our subsidiaries, our cash flow and ability to pay dividends will be dependent on the earnings and cash flows of our subsidiaries and the distribution or other payment of those earnings to us in the form of dividends, or in the form of repayments of loans or advances to us. Some of our subsidiaries may have restrictions on their ability to pay dividends including covenants under their borrowing arrangements and mortgage indentures, and possibly also restrictions imposed by their regulators.

Voting Rights

        The holders of shares of preferred stock of the $3.60 Series are entitled to three votes for each share held, and the holders of our common stock and of all of our other series of preferred stock are entitled to one vote for each share held on all matters submitted to a vote of our stockholders. If, however, dividends payable on any series of our preferred stock are in default in an amount equal to the amount payable during the immediately preceding twelve-month period, the holders of shares of preferred stock, voting as a class and without regard to series, are entitled to elect the smallest number of directors necessary to constitute a majority of our board of directors and the holders of shares of common stock, voting as a class, are entitled to elect our remaining directors.

        The affirmative vote or consent of the holders of various specified percentages of preferred stock is required to effect selected changes in our capital structure and other transactions that might affect their rights. Except to the extent required by law, holders of common stock do not vote as a class in case of any modification of their rights.

Change of Control

        Our Bylaws and the Minnesota Business Corporation Act, as amended (the "Minnesota BCA"), contain provisions that could discourage or make more difficult a change of control of our company.

        Election of Directors.    In electing directors, shareholders may cumulate their votes in the manner provided in the Minnesota BCA. Cumulative voting rights may make it more difficult for a group owning a significant amount of our voting securities to effect a complete change in the board of directors than would be the case if cumulative voting did not exist.

        Nomination Procedures.    In addition to our board of directors, shareholders can nominate candidates for our board of directors. However, a shareholder must follow the advance notice procedures described in Article 2, Section 18 of our restated Bylaws. In general, a shareholder must submit a written notice of the nomination which includes the information required by our restated Bylaws to our Corporate Secretary at least 90 days before the first anniversary of the date of the preceding year's annual meeting of shareholders, along with the written consent of the nominee to serve as director. If, however, the date of the annual meeting is more than thirty days before or after such anniversary date, the notice must be so delivered or so mailed and received not less than ninety days before the annual meeting or, if later, within ten days after the first public announcement of the date of the annual meeting.

        Shareholder Proposal Procedures.    Shareholders must provide us advance notice of the introduction by them of business at annual meetings of our shareholders. For a shareholder to properly bring a proposal before an annual meeting, the shareholder must follow the advance notice procedures described in our Bylaws. In general, the shareholder must deliver a written notice to our Corporate Secretary describing the proposal and the shareholder's interest in the proposal not less than ninety days prior to the first anniversary of the date of the preceding year's annual meeting of shareholders. If, however, the date of the annual meeting is more than thirty days before or after such anniversary date, the notice must be so delivered or so mailed and received not less than ninety days before the annual meeting or, if later, within ten days after the first public announcement of the date of the annual meeting. Except to the extent otherwise required by law, the adjournment of an annual meeting of shareholders will not commence a new time period for the giving of a shareholder's notice as required above.

        Amendment of Bylaws.    Under our Bylaws, our board of directors can adopt, amend or repeal the Bylaws, subject to limitations under the Minnesota BCA and Article VII of our Restated Articles of Incorporation. Our shareholders also have the power to change or repeal our Bylaws.

        Minnesota BCA.    Section 302A.671 of the Minnesota BCA applies to potential acquirers of 20% or more of our voting shares. Section 302A.671 provides in substance that shares acquired by such acquirer will not have any voting rights unless the voting rights are either:

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  approved by (i) a majority of the voting power of all of our shares entitled to vote including all shares held by the acquirer and (ii) a majority of the voting power of all of our shares entitled to vote excluding all interested shares; or

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  acquired in a transaction that (i) is pursuant to a tender offer or exchange offer for all of our voting shares, (ii) results in the acquirer becoming the owner of at least a majority of our outstanding voting shares, and (iii) has been approved by a committee of disinterested directors.

        Section 302A.673 of the Minnesota BCA generally prohibits public Minnesota corporations, including us, from engaging in any business combination with a person or entity owning, directly or indirectly, 10% or more of our voting shares for a period of four years after the date of the transaction in which such person or entity became a 10% shareholder unless the business combination or the acquisition resulting in 10% ownership was approved by a committee of disinterested directors prior to the date such person or entity became a 10% shareholder.

        Section 302A.675 of the Minnesota BCA provides in substance that a person or entity making a takeover offer (an "offeror") for us is prohibited from acquiring any additional shares of our company within two years following the last purchase of shares pursuant to the offer with respect to that class unless (i) the acquisition is approved by a committee of disinterested directors before the purchase of any shares by the offeror pursuant to the offer or (ii) our shareholders are afforded, at the time of the acquisition, a reasonable opportunity to dispose of their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

Liquidation Rights

        In the event of liquidation, after the holders of all series of preferred stock have received $100 per share in the case of involuntary liquidation, and the then applicable redemption prices in the case of voluntary liquidation, plus in either case an amount equal to all accumulated and unpaid dividends, the holders of the common stock are entitled to the remaining assets.

Preemptive and Subscription Rights

        No holder of our capital stock has the preemptive right to purchase or subscribe for any additional shares of our capital stock.

        Our common stock is listed on the New York Stock Exchange. Wells Fargo Bank, N.A. is the Transfer Agent and Registrar for the common stock.

 PLAN OF DISTRIBUTION

        We may sell the offered securities (a) through agents; (b) through underwriters or dealers; (c) directly to one or more purchasers; or (d) through a combination of any of these methods of sale. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL OPINIONS

        Legal opinions relating to the securities being offered by this prospectus will be rendered by our counsel, James L. Altman, 414 Nicollet Mall, Minneapolis, Minnesota and Jones Day, Chicago, Illinois. James L. Altman is our Vice President and Deputy General Counsel and is the beneficial owner of less than 1% of our common stock.

        Certain legal matters with respect to offered securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.

EXPERTS

        The consolidated financial statements, and the related financial statement schedules, incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K, and the effectiveness of the Company's internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which reports [1] express an unqualified opinion on the consolidated financial statements and financial statements schedules and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards Board, or FASB, Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109" and [2] express an unqualified opinion on the effectiveness of internal control over financial reporting), which are incorporated herein by reference. Such consolidated financial statements and financial statement schedules have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

$550,000,000

Xcel Energy Inc.

4.70% Senior Notes, Series due May 15, 2020

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Barclays Capital
Morgan Stanley
UBS Investment Bank

Co-Managers

Scotia Capital
US Bancorp